Bgin Blockchain Ltd

July 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Sonia Bednarowski Sandra Hunter Berkheimer Kate Tillan Mark Brunhofer

Re: Bgin Blockchain Limited

Amendment No. 6 to Draft Registration Statement on Form F-1

Submitted March 28, 2024

CIK No. 0001945565

Ladies and Gentlemen:

Bgin Blockchain Ltd (the “Company,” “we,” “us,” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 2, 2024 regarding the above-referenced confidential Amendment No. 6 to the Draft Registration Statement on Form F-1 submitted by the Company on March 28, 2024. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 7 to the Draft Registration Statement on Form F-1 (“Amendment No. 7 to the Draft Registration Statement”) is being submitted confidentially by the Company to accompany this response letter.

Amendment No. 6 to Draft Registration Statement on Form F-1

General

1. Refer to your response to comment 1. Please revise to disclose that your Chief Technology Officer, in addition to holding 70% of the equity interests of Shenzhen Bgin, devotes ten to fifteen hours per week to the management and oversight of the operations of Shenzhen Bgin, and discuss any potential conflicts of interests related to his ownership and management role at Shenzhen Bgin.

Response: In response to the Staff’s comment, we revised our disclosure on pages 3, 52, 73 and 104 of Amendment No. 7 to the Draft Registration Statement to disclose that our Chief Technology Officer devotes ten to fifteen hours per week to the management and oversight of the operations of Shenzhen Bgin, and to discuss any potential conflicts of interests related to his ownership and management role at Shenzhen Bgin.

Cover Page

2. Please revise the disclosure on the cover page that “[i]t is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future” and your statement on page 7 that “[i]f there is significant change to current political arrangements between Mainland China and Hong Kong, companies operated in Hong Kong may face similar regulatory risks as those operated in the PRC” to clarify that the legal and operational risks associated with being based in having operations in the PRC also apply to operations in Hong Kong. Similarly, please remove the statement on page 7 that “[a]ccordingly, [you] believe the laws and regulations of the PRC do not currently have any material impact on our business, financial condition or results of operations” to clarify that the legal and operational risks associated with being based in having operations in the PRC also apply to operations in Hong Kong. In addition, please revise the disclosure on the cover page that “[m]oreover, an exchange may determine to delist our securities, and our Class A ordinary shares may be prohibited from being traded on a national exchange, or an exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable, or determines that it cannot inspect or fully investigate our auditors for three consecutive years beginning in 2022” to clarify that the number of consecutive non-inspection years was reduced to two years.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and pages 8, 14, and 27 of Amendment No. 7 to the Draft Registration Statement.

Business

Growth Strategies

Improving and Integrating Our Business Model to Encompass a Value Chain

Mining pool, page 103

3. You disclose that you mine nine types of cryptocurrencies as of September 30, 2023, including KAS, IRON, RXD, KLS, PYI, NXL, SDR, ALPH and BGA. Please tell us the relative significance of each cryptocurrency (including any additional newly mined cryptocurrencies) to your revenues for the periods presented and, if not currently material, whether you expect revenues for those cryptocurrencies to become material in the near future.

Response: In response to the Staff’s comment, we revised our disclosure on pages 114 and 120 of Amendment No. 7 to the Draft Registration Statement. We anticipate that revenues for PYI and ALPH will become material in the near future.

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Revenue recognition, page F-9

4. In your response to prior comment 3 you reiterate your December 11, 2023 response to comment 14 from our October 5, 2023 letter that the transaction requestor is not your customer. In your response to comment 20 from our June 28, 2023 letter you indicate that the blockchain is not your customer. In both instances you indicate that there is no contract between you and the transaction requestor or the blockchain and that you apply ASC 606 by analogy. Please address the following:

●	Tell us how you can apply the guidance in ASC 606 if there is no contract on which to apply that guidance. Your responses appear to rely on the fact that you have no written contracts with either the blockchain or the transaction requestor and appear to ignore the fact that many point-of-sale contracts have no written agreements yet meet the customary business practices concept that creates enforceable rights and obligations as outlined in ASC 606-10-25-1a and 25-2. Explain to us why solving for and writing the next block to a blockchain does not create enforceable rights and obligations and represent a contract.

●	Further consider and explain to us why transaction requestors are not customers in instances where they pay transaction fees to the block validator and set the compensation they are willing to pay for the validation service and the validator intrinsically accepts that compensation by selecting the transaction to be included in the validated block.

Response:

We respectfully advise the Staff that there appears to be differences between point-of-sales vs. blockchain mining. For point-of-sales, when executing the transaction, the buyer and seller already know they are only transacting with each other. The seller can identify the buyer and the goods being sold are to this one particular buyer. There are no other buyers involved in this one particular transaction. Hence, both parties already can identify each other, know each other’s rights and obligations in the transaction, know what are the goods to be provided and the price is also known at the point-of-sale.

For blockchain mining, the blockchain and transaction requestors are dealing with many potential service providers. Until the block is successfully solved, no one party will know who will be the winner (or the successful service provider). During the transaction verification process, all the participating miners are providing the verification services, but not all miners can be guaranteed to ultimately be receiving the digital award. As such, there are no enforceable rights or obligations between the blockchain/transaction requestor and the miners. The blockchain and transaction requestor did not state in any contracts or establish a customer business practice with the miners that if the miners contribute their verification services, they will have the enforceable rights to receive a digital award.

However, because of the specialty of the blockchain validation activities, when applying ASC 606, it is the Company’s view that the contract between us and the blockchain and the transaction requestor only exists at the point in time when a block is validated by us, at which point it becomes probable that we can substantially collect the consideration associated with our validation services. As such, it is the Company’s view that such service provider-customer relationship between us and the blockchain and transaction requestor only exists at the point in time when we successfully validated a block. Prior to this point, even though we are connecting to the blockchain and contributing our efforts trying to validate a block, there is no contact between us and the blockchain and the transaction requestor.

5. We acknowledge your response to prior comment 3. In simple terms, please provide us with a detailed walkthrough of how each of the Ironfish and KAS networks process transactions on their respective distributed ledgers. In your response, describe each of the steps in processing a transaction from a transaction requestor’s initiation of a transaction to the point where the transaction is irrevocably recorded on the distributed ledger. Also in your response, provide a comparison to how transactions are added to ledgers in other well known distributed ledger platforms (e.g. Bitcoin). Your response should address, but not be limited to, the following:

Response:

We respectfully advise the Staff our responses to each of the questions are laid out below:

●	Tell us the mechanism used by the network to write transactions to the distributed ledger (i.e., whether it is proof-of-work, proof-of-stake or some other mechanism).

Response: Both Ironfish and KAS use a proof-of-work mechanism.

●	Explain whether multiple transactions are accumulated and written to the distributed ledger by the respective protocol and how (e.g. blocks). If so, indicate how many transactions are written to the distributed ledger at a single time.

Response: Miners will not deliberately accumulate multiple transactions and write them into the distributed ledger at once. When mining, if a miner finds that there are multiple transactions waiting to be packaged, the miner will package them all at once and write them into the distributed ledger. However, the number of transactions will also vary based on the different types of blockchains and their respective size limitations for each block. KAS can produce one block per second, and each block can accommodate up to 300 transactions, which means its transaction per second (“TPS”) can reach 300. For Ironfish, the number of transactions in a block is determined by its node code. In theory, each block can package 100 transactions, but the actual number of transactions accumulated and written depends on the size of each transaction.

●	Explain how the respective protocol eliminates or limits the potential for double-spend of native tokens.

Response: For KAS, in order to solve the double-spending problem, the project team used the GHOSTDAG protocol. The principle is to score each block according to its connectivity (the number of elements in the past block set), select the block with the largest total score to form the main chain, and the main chain will form the initial subset. The remaining blocks will be voted in order according to the main chain. The entire network will vote from high to low connectivity.

During a “double spend” attack, the attack block will almost never be associated with the blocks generated by honest nodes before being published, because at this stage, the honest block does not know the existence of these attack blocks, so it will naturally not reference them. Malicious attacks have a distinctive feature, the connectivity between blocks generated by malicious nodes and blocks generated by honest nodes is relatively low, whereas the connectivity between blocks generated by honest nodes will be relatively high. The voting principle of GHOSTDAG is based on this principle, voting by judging the connectivity between different blocks.

For Ironfish, the way a transaction may add or remove value from an account is by creating or destroying notes. A note is a structure that encodes the value, asset type, the original sender, and the owner of the tokens. A note is only created from the output component of a transaction, which can be a result of a spend or a mint within the same transaction, or as part of the Miner Reward Transaction.

Notes within a transaction are always encrypted on the Ironfish chain and only the view keys of the sender or receiver may be able to decrypt them.

A note is considered spent such that it cannot be spent again in the future, by revealing its “nullifier,” which is a special construct that allows referencing a note without revealing the note contents, or when the note was created. Nullifiers are unique to the note, and a note can only have one nullifier. This property allows validators to detect when a transaction attempts to spend a note that was already spent in a previous transaction (preventing double spends).

●	Explain how rewards are distributed to the miner/validator that writes new transactions to the distributed ledger and who determines that reward.

Response: When a miner/validator mines a block (assuming it is Block115), the blockchain will generate a special transaction. The amount of the transaction is the block reward, and the corresponding output is the mining address of the miner/validator and the special transaction does not require an input. When this special transaction is packaged in a block, it is equivalent to the miner/validator getting the mining reward. For this special transaction, KAS is packaged in the next block of Block115, and Ironfish is packaged in Block115 itself. The blockchain reward is determined by the blockchain. If the block contains a transaction, it will also include a transaction fee, which is determined by the transaction requestor.

●	Explain whether the reward referenced in the preceding bullet changes over time and, if so, how it changes and how frequently it changes.

Response: For KAS, the total supply of KAS coins is 28.7 billion, and the emission is scheduled to be halved once a year, with a steady decrease of (1/2)^(1/12) times every month.

For Ironfish, the mining reward (how many coins a miner is allocated for successfully mining a block) is tied to the Iron Fish emissions curve. The emissions curve starts out with 42 million coins in the genesis. After the first year, the total for new coins created due to mining rewards is 1/4th of the genesis, or 10.5 million coins. Every subsequent year fewer and fewer coins will be created, until a terminal supply of 256,970,400 coins is reached (roughly at year 115 post genesis).

●	Explain whether you, as a validator, pick transactions you will attempt to validate and write to the respective distributed ledger.

Response: As a validator, we have never picked transactions to validate for KAS and Ironfish.

●	Tell us the nature of the incentives, if any, for you as the validator to pick a transaction.

Response: There are no incentives for us to pick a transaction because: i) the transaction fees of KAS and IronFish are very low; and ii) the blockchain network has never been congested. Therefore, there is no need for priority packaging.

●	To the extent Ironfish and/or KAS employ a proof of work protocol, please explain the work that must be performed by the miner/validator to write transactions to the distributed ledger. For example, we understand that, on the Bitcoin blockchain, blocks are solved by iterating nonces to come up with a hash that meets the blockchain’s specified difficulty. In your response, clarify whether the protocol sets guidelines (e.g. difficulty) on how the proof of work is accomplished.

Response: For both KAS and Ironfish, the miner/validator obtains the pending block information from the node, and then calculates the hash value by iterating the random number and the hash function. Each hash value needs to check whether it meets the block difficulty set by the KAS or the Ironfish protocol. If so, the relevant information is submitted to the KAS or the Ironfish blockchain.

●	Tell us the frequency with which transactions are written to the distributed ledger.

Response: The frequency for KAS is 1 second/time, and the frequency for Ironfish is 1 minute/time.

6. For each of the Ironfish and KAS networks, provide us a comprehensive analysis of your mining/validation revenue recognition policies (referencing where appropriate the network operations from the preceding comment) addressing each of the five steps in the ASC 606 revenue recognition guidance. In your response, specifically address, but do not limit your response to, the following:

Response:

We respectfully advise the Staff our responses to each of the questions are laid out below:

●	Regarding Step 1 and the requirement that it be probable that you will collect substantially all the consideration to which you will be entitled for rendering services to the network protocol and transaction requestors under ASC 606-10-25-1e, respond to the following:

○	Tell us whether anything impedes your ability to collect rewards from the protocol. In this regard, in your response to the last bullet of prior comment 3 you indicate that there is uncertainty as to the amount of the transfer price even after the time that you have successfully validated a block. Explain the circumstances under which consideration changes and why.

Response: We respectfully advise the Staff that our previous response to the last bullet of prior comment 3 was not accurate. We respectfully advise the Staff that there is no uncertainty as to the amount of the transfer price after we have successfully validated a block but before the block is confirmed as solved. Once the block is solved and we became the winner, the transfer price is confirmed.

○	Tell us whether there are any circumstances where a block validator may not receive consideration. If there are, describe those circumstances.

Response: These are certain circumstances where a block validator may not receive consideration; these include, for example: 1) the synchronization of miner nodes is not timely, and the height is far behind, and 2) hash calculation error does not meet the difficulty of a block. Only a successful block validator can receive consideration.

●	Regarding Step 2:

○	tell us whether the service of adding transactions to the distributed ledger can be described as a transaction validation service.

Response: Yes, each node will validate the transactions on the blockchain and only those that pass the validation will be added to the distributed ledger. As such, the service of adding transactions to the distributed ledger can be described as a transaction validation service.

●	Regarding Step 3:

○	Tell us to what consideration you, as a miner/validator, are entitled (e.g. block reward, transaction fee, etc.).

Response: The consideration for KAS and Ironfish, in general, includes both block reward and transaction fee. Sometimes the consideration only includes block reward when there are no transactions in a block (an “empty block”). An empty block still requires a miner/validator to solve the block and a block reward will be awarded to the successful winner.

○	Tell us whether the transaction requestor initiates the transaction, benefits from the verification of that transaction, and sets the price that it pays you for the verification service the requestor receives.

Response: Yes, the transaction is initiated by the transaction requestor. The benefits received by transaction requestor is when a block is successfully validated and placed into the blockchain ledger. The transaction requestor sets the transaction fee to pay for a transaction to be validated by a miner.

○	Tell us how the amount of network reward consideration is determined and whether that reward changes over time.

Response: The protocols for rewards are agreed upon in the white papers of the KAS and Ironfish blockchains. Each node relies on code to implement the rules agreed upon in the white papers. Both KAS and Ironfish have a reward halving mechanism, and the number of rewards miners receive will decrease over time (please refer to our response in question No. 5 above for more details about KAS and Ironfish’s halving frequency).

○	Explain to us how any consideration is variable and, if so, whether and how you apply the variable consideration constraint guidance. In this regard, with regards to the KAS network, although you indicate in your response that you have not been requested by the KAS protocol to return a KAS coin resulting from pruning, tell us specifically how pruning works and whether transactions (including block rewards and transactions) on a pruned block are invalidated in any way.

Response: Consideration is not variable. The transaction fee and block reward for solving a particular block are already pre-set before the block is being solved.

The KAS network will only keep 3 days of prior history to be stored by each decentralized machine. This allows for many nodes to be created for the KAS network with no large storage requirements. The pruning mechanism that KAS employs is the finality and invalidation rules. Finality rule ensures finalized and validated blocks will not be pruned. The invalidation rule ensures that any invalid block and any blocks referenced to that invalid block are removed from the network.

In addition, the pruning mechanism only applies to decentralized machines. There are still full nodes in the blockchain to maintain a complete copy of the KAS blockchain ledger.

Therefore, all validated and finalized blocks, including block rewards and transactions, will not be pruned. KAS coins awarded from successfully validating a block will never be returned to the KAS blockchain.

○	Tell us the form of consideration received from the protocol. In this regard, confirm that you receive native token from the network.

Response: We confirm the form of consideration received from the protocol is the digital coins of KAS or Ironfish, which are the native tokens from the network of KAS or Ironfish.

●	Regarding Step 5:

○	With respect to the timing of receipt of consideration, confirm our understanding that for both Ironfish and KAS when the protocol determines that you are the successful winner of solving a block, the blockchain will issue an award to you and the time between when you successfully placed the block and receive the payment is within seconds or minutes.

Response: We confirm that for both Ironfish and KAS when the protocol determines that we are the successful winner of solving a block, the blockchain will issue an award to us and the time between when we successfully placed the block and receive the payment is within seconds or minutes.

○	At the point in time that you validate a block, tell us whether the following are true and if not, why not:

▪	the transaction requestor, the blockchain, and you have approved each respective contract and have evidenced they are committed to the transaction at the point of successfully validating and adding the transaction to the distributed ledger;

Response: We confirm the above statement is true.

▪	the parties’ rights, the consideration to be transferred, and the payment terms are clear in each contract;

Response: We confirm the above statement is true.

▪	you will receive a fee from the transaction requestor, and you will receive a block reward from the blockchain; and

Response: The answer to the above statement will depend. Only when a particular block contains a transaction request can we then receive transaction fees from the transaction requestor and a block reward from the blockchain. If a block does not contain a transaction request (an empty block), we can only obtain a block reward from the blockchain.

▪	the transactions have commercial substance and the collection of the consideration to which you are entitled (i.e., the block reward from the blockchain and the transaction fee from the transaction requestor) is probable because this consideration is transferred to you as part of validating a successful block.

Response: The above statement is true. We would like to emphasize that the collection of the fee is only probable at the point in time when we became the successful winner of validating the block.

●	Cite the section of ASC 606 you rely upon to support measuring noncash consideration at receipt rather than contract inception. In this regard, tell us your consideration of whether enforceable rights only exist at the point in time the block is validated and a contract does not exist prior to that time. Consider revising your disclosure to clarify since under ASC 606-10-32-21, for noncash consideration, you should measure the estimated fair value at contract inception not upon receipt.

Response:

According to ASC 606, under Identifying the Contract subsection, ASC 606-10-25-1 states that “An entity shall account for a contract with a customer that is within the scope of this Topic only when all of the following criteria are met:

a)	The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.

b)	The entity can identify each party’s rights regarding the goods or services to be transferred.

c)	The entity can identify the payment terms for the goods or services to be transferred.

d)	The contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract).

e)	It is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer (see paragraphs 606-10-55-3A through 55-3C). In evaluating whether collectibility of an amount of consideration is probable, an entity shall consider only the customer’s ability and intention to pay that amount of consideration when it is due. The amount of consideration to which the entity will be entitled may be less than the price stated in the contract if the consideration is variable because the entity may offer the customer a price concession (see paragraph 606-10-32-7).

Before the Company has successfully validated a block, there are no commitments from the blockchain and the transaction requestor to pay us because they will not know whether we will become the winner. The Company may or may not earn a blockchain reward and transaction fee by providing its validation services. The collectability of a reward is not probable until the digital coin is confirmed and received. Therefore, it is not probable to determine whether the Company will receive a reward or not at the time it connects to the blockchain and starts providing validation services. Hence, prior to the block is successfully validated by us, there is no contract between us and the blockchain and transaction requestor. The contract only exists when the block is validated by us, which means the contact inception time is also at the time when the block is validated.

We have revised our Revenue Recognition accounting policy in the consolidated financial statements to clarify our validation service contact only exists at the point in time when the block is validated and the noncash consideration is measured at the estimated fair value at contract inception, which is when the block is validated. Because the time between when we successfully validated the block and received the payment is within seconds or minutes, the estimated fair value at contract inception is deemed equal to the fair value at the time we received the consideration.

7. We acknowledge your response to prior comment 5. Please respond to the following with respect to your mining pool, HumPool:

●	Tell us whether the pool operator or the pool participant controls the transaction validation service immediately before a transaction is added to the distributed ledger.

●	Tell us whether you view the pool participant as a supplier.

●	Confirm for us our understanding that you recognize as revenue all of the consideration earned by your pool participants (e.g., platform rewards and transaction fees) and record the consideration paid by you to your pool participants as a cost of revenue.

Response:

We respectfully advise the Staff that it is the pool operator that controls the transaction validation service immediately before a transaction is added to the distributed ledger. We confirm that we view the pool participant as a supplier, and we recognize as revenue all of the consideration earned by our pool participants and record the consideration paid by us to our pool participants as a cost of revenue.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li, Esq. at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Pengju Wang
Pengju Wang
Co-Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC